

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

Via E-mail
Michael D. Watford
Chief Executive Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway East
Suite 1200, Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 24, 2015**
> **Response Letter dated February 13, 2015**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your February 13, 2015 response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2014 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 16 - Disclosure about Oil and Gas Producing Activities (Unaudited), page 89

1.   We note that the first paragraph of your response to prior comment one states that changes to the proved undeveloped reserves in your year-end 2013 reserve report were due to your decision to delay drilling of five acre spacing locations. Please explain to us the reasons for this decision, with contrast to the reasons for initially booking reserves associated with such locations, and identify the dates of all relevant intervening events.

2.   Please explain the details of the "other drill schedule adjustments" that are mentioned in the first paragraph of your response to prior comment one.

3.   We understand from your response to prior comment three, that you have a practice of claiming proved undeveloped (PUD) reserves for locations you schedule to drill within five years of a reserve declaration date, without regard to the length of time that may have passed since you first booked the reserves, and have thereby accommodated delays that have extended the period during which reserves are claimed for particular locations beyond five years. We previously noted the requirement, under Rule 4-10(a)(31)(ii) of Regulation S-X, that you must have adopted a development plan which indicates the [booked PUD] locations are scheduled to be drilled within five years, prior to claiming PUD reserves unless specific circumstances justify a longer time.

Question 131.03 of our "Compliance and Disclosure Interpretations" specifically states that "if a company has changed its development plan several times without taking *significant steps* to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate" and "shifting resources to develop properties with higher priority" does not justify a longer development time.

It appears that in the last five years (2010-2014), the cumulative conversion of your PUD reserves is about 63% of the PUD reserves available for drilling at the beginning of this period and 56% of the PUD reserves at the end. It also appears that in the last three years (2012-2014), the cumulative conversion is about 38% of the PUD reserves available at the beginning of the years and 35% of the PUD reserves available at the end of the years. Therefore, it does not appear that your conversion rates have been sufficient to fulfill the five year development plan's drilling schedule if continued at similar levels. We also do not see adequate rationale for claiming reserves for locations for which drilling has been postponed beyond five years from the original date of declaration.

Given these outcomes and the requirements and guidelines cited above, please explain the reasons that you believe your PUD reserves have reasonable certainty of economic recovery (and subsequent monetization), if this is your view.

4.   We note that you re-categorized 2,311 BCFE, 667 BCFE and 234 BCFE from the PUD reserves estimate to "unproven" in 2012, 2013 and 2014, respectively. Please explain the circumstances and details of your rationale for these changes.

5.   We have further reviewed information in the Schedule 3 submitted in response to comment two of our letter dated September 19, 2014, and require further clarification. Please clarify the extent to which the *year-one actual PUD conversions* depicted were of the particular PUD locations scheduled to be drilled in the first year following the reserve declarations, and the extent to which these figures included PUD locations that had been scheduled for drilling in other years, but for which drilling had been advanced.

Please also augment the information in your schedule to include comparable details for the number of PUD locations scheduled to be drilled in 2014 by your 2013 reserve report, and the number of these PUD locations that were actually drilled. Please explain all material deviations of actual to previously scheduled drilling for all periods.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding comments on property related matters. Please contact John Cannarella at (202) 551-3337 or me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief